SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

BLACKROCK GLOBAL DYNAMIC EQUITY FUND

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed, on its behalf, in the Township of Plainsboro in the State of New Jersey on the 26th day of February 2009.

BLACKROCK GLOBAL DYNAMIC EQUITY FUND
(Name of Registrant)

By:	/s/ Donald C. Burke
Name:	Donald C. Burke
Title:	President & Chief Executive Officer

Attest:	/s/ Denis R. Molleur
Name:	Denis R. Molleur
Title:	Assistant Secretary